Correspondence

 SPORT STIX INC.
18101 Von Karmon Avenue #140-121
Irvine, California 92612
(949)  825-7786    FAX (949) 625-0777

August  6, 2013

Securities & Exchange Commission
Washington, D.C. 20549

RE:  SPORT STIX INC.
AMENDMENT NO. 4 to
REGISTRATION FORM STATEMENT ON FORM S-1
FILED June 10, 2013
FILE NUMBER  333-186355

Dear Mr. Jeffrey P. Riedler:

Thank you for your letter of June 13, 2013.  We are filing an amended form S-1/A-4 and my additional responses as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 15

1.
 Please refer to our prior comment three.  As previously requested, please provide disclosure that explains the factors determining the level and variation in your stock compensation expense for each period presented.

RESPONSE:   We have added the requested information to our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements
Note 3 – Capital Stock, Page F-11

2.
Please refer to our prior comment four.  Please provide the disclosure that explains the terms governing your service arrangement with U.S. Affiliated, Inc. and your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013, instead of over 12 months performance period.  Also, tell us your basis for not recognizing any of this expense in 2012, when as you indicated, U.S. Affiliated, Inc. began to perform the related services under this arrangement.  Revise your disclosure on Page F-9 for stock based compensation, accordingly.

RESPONSE:  We entered into an Agreement with U.S. Affiliated, Inc. in the summer of 2012 to help us organize our Company. Their work was completed satisfactorily and we issued them 300,000 shares of our common stock as payment in full. This resulted in $74,000 of stock based compensation being reported in our quarterly financial statements for the period ended November 30, 2012.

In January 2013 we entered into a new Agreement with U. S. Affiliated, Inc. to do additional services. The work was to be preformed over the next 12 months starting in January 2013. However, nearly all of the work was to be completed in January and February 2013.   The work included  graphic design of promotional materials,  point of sale displays, and an advertising program as well as public relations services.  So in January 2013 we issued to U. S. Affiliated, Inc. 1,000,000 shares of Sport Stix Inc. common stock in payment for the services. We considered the price fair market value for the services based on our discussions with competing firms for the same work.  Our Agreement with U. S. Affiliated, Inc. called for the stock to be fully earned when they received it. If the balance of the work was not completed or was unsatisfactory there would be no refund of any of the stock.  For these reasons we realized stock compensation expense of $247,000 at the time we issued the stock in January 2013.

We have included this disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operation and in Notes 3 and 4 of our financial statements and added a disclosure to F-9.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Charles Todd
Charles Todd,
President, Chief Executive Officer
Sport Stix Inc.